Exhibit 99.1

ITURAN TO RECEIVE APPROXIMATELY $7.9 MILLION AS A RESULT OF SETTLEMENT
 WITH LEONARDO LP

AZOUR, Israel – July 26, 2012 – Ituran Location and Control Ltd. (NASDAQ: ITRN , TASE: ITRN),  today announced that a settlement agreement was signed between the Company and Leonardo LP for the full settlement of both parties' mutual claims against one another and an annulment of the decision of the Tel-Aviv District Court given on June 13, 2011.

Pursuant to the settlement, out of the amount of NIS 81.9 million  (approximately $20.1 million) already paid by Ituran in accordance with the previous decision of the Tel-Aviv District Court and held in escrow, the sum of NIS 49.7 million (approximately $12.2 million) shall be released to Leonardo. The sum of NIS 32.2 million (approximately $ 7.9 million) shall be returned to Ituran.

According to the settlement agreement, the balance between the amount deposited in escrow pursuant to the court order and the amount to be released to the parties shall be divided between the Company, which shall receive 40% of the balance, and Leonardo, which shall receive 60% of the balance.

The results of the above settlement agreement reached with Leonardo will positively affect the net profit in the second quarter 2012 financial statements of the Company in the amount of approximately $5 million.  The actual cash payment is expected to be received by Ituran towards the end of 2012.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran's subscriber base has been growing significantly since the Company's inception to over 628,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft / Kenny Green (ituran@ccgisrael.com) CCG Investor Relations (US) +1 646 201 9246